[THOMSON REUTERS LETTERHEAD]

June 6, 2012

VIA EDGAR/CORRESPONDENCE

Ms. Lyn Shenk
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Thomson Reuters Corporation
Form 40-F for Fiscal Year Ended December 31, 2011
Filed March 19, 2012
File No. 001-31349

Dear Ms. Shenk:

We have received your comment letter dated May 30, 2012 related to the above-mentioned filing of Thomson Reuters Corporation.  With respect to the item in that letter, we are providing the following response.  To assist your review, we have included the text of the comment below in italics.

Form 40-F for Fiscal Year Ended December 31, 2011

Other Businesses, page 11

1.
We note disclosure in exhibits 99.1 and .2 of the Form 6-K filed on May 3, 2012 reporting your interim results for the period ended March 31, 2012 that you entered into a definitive agreement to sell the Healthcare business for $1.25 billion and that you expect a significant gain on the transaction.  In this filing you include the Healthcare business in “other businesses,” which is an aggregation of businesses reported within continuing operations that have been or are expected to be exited through sale or closure that do not qualify for discontinued operations classification.  We also note that the Healthcare business appears to have been a component of the “Healthcare & Science” reportable segment previously presented.  Please explain to us your basis for not classifying the Healthcare business as a discontinued operation pursuant to paragraphs 31 and 32(a) of International Financial Reporting Standard 5 when the business appears to be a component that represents a separate major line of business.

Company response:

While the Healthcare business constituted a component of Thomson Reuters, it did not meet the applicable criteria in IFRS 5 to be considered a discontinued operation.

To aid the Staff’s understanding, the first part of our response summarizes the chronology of the divestiture process, including relevant disclosures and information regarding our classification of the business as held for sale at applicable points in time.  The second part of our response addresses our basis for concluding that the business did not qualify as a discontinued operation.

Chronology of the Divestiture Process:

●
On June 6, 2011, we issued a news release announcing our intention to divest our Healthcare business. A copy of the news release was included as Exhibit 99.1 to our Form 6-K furnished on June 7, 2011. In the news release, we stated that we expected the divestiture to close before the end of the year.

➢
In June 2011, we classified Healthcare as held for sale. At that time, we had met the criteria in paragraphs 7 and 8 of IFRS 5, including actively marketing the business and concluding that a sale was highly probable within a year.

●
In December 2011, we announced that we had suspended the divestiture process for Healthcare due to challenging global economic conditions and that we expected to resume the process when market conditions allowed us to complete the divestiture at attractive terms. We referred to our initial announcement and the suspension of the divestiture process in our annual report on Form 40-F for the year ended December 31, 2011 which was filed on March 19, 2012. That disclosure was reflected in note 13 to our annual audited financial statements and in the “Acquisitions and Dispositions” section of our annual management’s discussion and analysis.

➢
As a result of the announcement, we concluded that Healthcare no longer qualified as held for sale at December 31, 2011.  Specifically, we concluded that we did not meet the held for sale criteria per paragraph 8 of IFRS 5 at December 31, 2011 because at that time:  (1) we were not actively conducting a program to market the business and (2) we were uncertain about when we would resume the divestiture process given market conditions, and therefore we could not say that a sale was highly probable within a year.

●
In note 11 to our interim financial statements for the quarter ended March 31, 2012 (Exhibit 99.2 to our Form 6-K furnished on May 3, 2012), we stated that in the first quarter of 2012, we resumed the divestiture process for Healthcare.

➢
Given that we were progressing discussions with prospective purchasers, we now believed that closing the divestiture within a year was highly probable.  Therefore, we re-classified the business as held for sale at March 31, 2012.

●
On April 23, 2012, we issued a news release announcing our signing of a definitive agreement to sell the Healthcare business. A copy of the news release was included as Exhibit 99.1 to our Form 6-K dated April 23, 2012. In the news release, we stated that we expected the divestiture to close in the next few months.

Basis for not classifying Healthcare as a Discontinued Operation:

Given that Healthcare did not qualify for held for sale classification at December 31, 2011, it did not meet the criteria in paragraph 32 of IFRS 5 to be considered as a discontinued operation as of year-end. Following is the basis for our conclusion that Healthcare did not qualify as a discontinued operation during the periods when it met the held for sale criteria.

IFRS 5 paragraph 32 (cited by the Staff in its comment) provides that a discontinued operation is “a component of an entity that either has been disposed of, or is classified as held for sale, and

(a)	represents a separate major line of business or geographical area of operations,

(b)	is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations, or

(c)	is a subsidiary acquired exclusively with a view to re-sale.”

Management concluded that Healthcare constituted a component, which is defined in paragraph 31 of IFRS 5 as one which “comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity”.  We note to the Staff that we had consistently treated the businesses comprising Healthcare as cash generating units for purposes of our annual impairment testing.

Management concluded as follows that none of the three additional criteria in paragraph 32 of IFRS 5 for discontinued operation treatment applied to the sale of the Healthcare business:

(a)
Separate major line of business - Management concluded that Healthcare did not represent a significant enough portion of the Thomson Reuters business to qualify as a separate major line of business.  IFRS 5 does not define criteria for a separate major line of business. We considered the quantitative financial information for the Healthcare business set forth below in forming our conclusion:

	Percent of Thomson Reuters Corporation (consolidated)
Healthcare Financial Statement Measure	2011	2010

Revenues	3.5%	3.5%

Segment operating profit	3.5%	3.7%

Assets (as of year-end)	2.0%	1.9%

Although a component of an operating segment may qualify as a major line of business, management concluded that Healthcare did not qualify as its relative contribution to the Thomson Reuters business was less than 5% of the key financial statement measures highlighted above.  Reflecting this lack of significance, management noted that Healthcare had not been reported separately to the Chief Operating Decision Maker for Thomson Reuters, but rather had been treated as a component of the reportable segment, Healthcare & Science. In evaluating fair value measurement, management also considered that Healthcare’s anticipated sale price would represent about 5% of our market capitalization at June 30, 2011, the initial date of our analysis.  For reference, the actual sale price of approximately $1.25 billion represented about 5.2% of Thomson Reuters’ market capitalization at March 31, 2012.

(b)
Single co-ordinated plan –This provision was not relevant to the sale of the Healthcare business, which was not part of a larger plan to dispose of a major line of business or to exit a geographical area.

(c)
Subsidiary acquired exclusively with a view to re-sale –This provision also was not relevant to the sale of the Healthcare business as most of the businesses which comprised Healthcare have been operated by Thomson Reuters for many years. Neither the Healthcare business nor individual units within it had been acquired exclusively with a view to re-sale.

*   *   *

As requested by the Commission, Thomson Reuters acknowledges that:

●	Thomson Reuters is responsible for the adequacy and accuracy of the disclosures in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	Thomson Reuters may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (203) 539-8448 if you have any questions or require any additional information with respect to the foregoing.

Sincerely,

/s/ Linda J. Walker

Linda J. Walker
Senior Vice President, Controller & Chief Accounting Officer

cc:	Jim Smith, President & Chief Executive Officer
Stephane Bello, Executive Vice President & Chief Financial Officer
Deirdre Stanley, Executive Vice President & General Counsel
Marc Gold, Senior Vice President & Associate General Counsel, Corporate & Securities
Thomson Reuters Audit Committee
John Pope, PricewaterhouseCoopers LLP
Andrew J. Beck, Torys LLP